PROSPECTUS SUPPLEMENT NO. 12	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated June 2, 2023)	Registration No. 333-269156

ProSomnus, Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 2, 2023 (the “Prospectus”) filed by ProSomnus, Inc. (the “Company”) with the information contained in the Company’s Current Report on Form 8-K, filed with the SEC on December 11, 2023. Accordingly, we have attached such Current Report on Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and our public warrants are listed on the Nasdaq Global Market and Nasdaq Capital Market, respectively, under the symbols “OSA” and “OSAAW,” respectively. On December 8, 2023, the closing price of our common stock was $0.55 and the closing price for our public warrants was $0.0499.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our securities is highly speculative and involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 11, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 5, 2023

PROSOMNUS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41567	88-2978216
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5675 Gibraltar Drive Pleasanton, CA	94588
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (844) 537-5337

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	OSA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	OSAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 5, 2023, the Compensation Committee of the Board of Directors of ProSomnus, Inc. (the “Company”) approved a new form of employment agreement for Company executives (the “Form Agreement”), which provides the terms of employment and compensation for such individuals. The Company is entering into such an agreement with each of our named executive officers, which provide for the termination benefits set forth below in the event the individual is terminated without cause or resigns for good reason. “Regular” severance relates to terminations that occur outside of a change in control and “CIC” severance relates to terminations that occur within 12 months before or following a change in control, except with respect to vesting acceleration, which would occur upon a change in control. Such employment agreements will replace each executive’s existing employment agreement with the Company.

Name	Title	Base Salary (in months)		Target Bonus		COBRA (in months)		Equity Acceleration
		Regular	CIC	Regular	CIC	Regular	CIC	Regular	CIC
Len Liptak	Chief Executive Officer	12	24	Prorated	100%	12	24	None	100%
Brian Dow	Chief Financial Officer	9	18	Prorated	100%	12	18	None	100%
Sung Kim	Chief Technology Officer	9	18	Prorated	100%	12	18	None	100%

The foregoing description of the Form Agreement is qualified in its entirety by reference to the Form Agreement which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

On December 6, 2023, at the special meeting of stockholders (the “Special Meeting”) of the Company, the Company’s stockholders approved an amendment to the ProSomnus, Inc. 2022 Equity Incentive Plan (the “Plan”) to increase the number of shares of the Company’s common stock available thereunder by 3,588,717 shares. The Company’s board of directors approved the amendment to the Plan, subject to stockholder approval, on October 26, 2023.

The foregoing description of the Plan is qualified in its entirety by reference to the Plan, as amended, which is filed as Exhibit 10.2 to this Current Report on Form 8-K. A more complete description of the terms of the Plan can be found in “Proposal 3: Amendment of the ProSomnus, Inc. 2022 Equity Incentive Plan to Increase the Number of Shares of our Common Stock Available Thereunder by 3,588,717 Shares” on pages 14 to 23 of the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on November 15, 2023 (the “Special Meeting Proxy Statement”), which description is incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 6, 2023, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares from 101,000,000 shares, consisting of 100,000,000 shares of common stock, and 1,000,000 shares of preferred stock, to 151,500,000 shares, consisting of 150,000,000 shares of the Company’s common stock and 1,500,000 shares of the Company’s preferred stock (the “Certificate Amendment”). The Company filed the Certificate Amendment on December 8, 2023 with the Secretary of State of the State of Delaware, and the Certificate Amendment became effective upon filing.

The foregoing description of the Certificate Amendment is qualified in its entirety by reference to the full text of the Certificate Amendment, which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders

On December 6, 2023, the Company held the Special Meeting to consider the proposals as described in detail in the Company’s Special Meeting Proxy Statement. A summary of the matters voted upon by the stockholders is set forth below, which reflects the collective voting results for the Company’s common stockholders and the holders of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”), calculated in the manner described in the Special Meeting Proxy Statement.

Nasdaq Issuance Proposal

The stockholders approved, for purposes of complying with Nasdaq Listing Rule 5635, (A) the issuance of the shares of the Company’s common stock (i) issuable upon conversion of the Series A Preferred Stock, (ii) that may be issued as dividends in respect of the Series A Preferred Stock and (iii) issuable upon exercise of the warrants to purchase an aggregate of 5,154,524 shares of the Company’s common stock at an exercise price of $1.00 per share, and (B) the issuance of the additional shares of the Company’s common stock upon conversion of the Senior Secured Convertible Exchange Notes due December 6, 2025 and upon conversion of the Subordinated Secured Convertible Exchange Notes due April 6, 2026 (together, the “New Notes”) as a result of the reduced conversion rate under the New Notes and the shares of the Company’s common stock that may be issuable as payment-in-kind interest under the New Notes. The votes cast at the Special Meeting were as follows:

For	Against	Abstained	Broker Non-Votes
11,862,654	173,111	15,500	0

Authorized Share Increase Proposal

The stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to increase the number of authorized shares to 151,500,000 shares, consisting of 150,000,000 shares of the Company’s common stock and 1,500,000 shares of the Company’s preferred stock. The votes cast at the Special Meeting were as follows:

For	Against	Abstained	Broker Non-Votes
11,644,706	390,414	16,145	0

Equity Pool Increase Proposal

The stockholders approved an amendment of the Company’s Plan to increase the number of shares of the Company’s common stock available thereunder by 3,588,717 shares. The votes cast at the Special Meeting were as follows:

For	Against	Abstained	Broker Non-Votes
11,292,344	410,774	348,147	0

Item 8.01. Other Events

Pursuant to the terms of that certain Subordinated Indenture (the “Subordinated Indenture”) by and among the Company, ProSomnus Holdings, Inc., ProSomnus Sleep Technologies, Inc., and Wilmington Trust, National Association, as Trustee and Collateral Agent, on December 6, 2023, the conversion rate of the Company’s Subordinated Secured Convertible Notes due April 6, 2026 (“Subordinated Convertible Notes”) increased from approximately 192.3808 shares of common stock per $1,000 principal amount of the Subordinated Convertible Notes to approximately 222.22222 shares of common stock per $1,000 of the sum of the principal amount of the Subordinated Convertible Notes.

The foregoing description of the Subordinated Indenture is subject to and qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of ProSomnus, Inc.

4.1	Indenture for Subordinated Secured Convertible Notes due 2026, dated December 6, 2022 by and between ProSomnus, Inc. and Wilmington Trust, National Association, as trustee and collateral agent.

10.1	Form of executive employment agreement

10.2	ProSomnus, Inc. Amended 2022 Equity Incentive Plan and forms of equity agreements thereunder

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSOMNUS, INC.

	By:	/s/ Brian B. Dow
Name: Brian B. Dow
Title: Chief Financial Officer

Dated: December 11, 2023